1(212) 318-6393

yarivkatz@paulhastings.com

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

        Lynn Dicker

        Alan Campbell

        Joe McCann

Re:	Canopy Growth Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed December 12, 2022

File No. 001-38496

Ladies and Gentlemen:

We are in receipt of the letter dated December 27, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Canopy Growth Corporation (“Canopy Growth” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 2 to the Preliminary Proxy Statement ( “Amendment No. 2”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 2 and all page number references are to the page numbers of Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1.

Revise the second paragraph of the Overview section of the letter to clarify what it means to “accelerate entry into the U.S. Cannabis market.” With reference to your disclosures on pages 13, 26 and elsewhere, please revise to explain that the newly formed Canopy USA entity would acquire U.S. cannabis businesses that engage in the cultivation, processing and/or distribution of cannabis in the United States, which violates U.S. federal laws.

Response: The Company has revised the disclosure on page i in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 13, 2023

2.

We note your revised disclosure in response to prior comment 2 and reissue the comment with respect to the purpose(s) of the new class of Exchangeable Shares. Clarify why it is important to give all Canopy shareholders the opportunity to “self-assess their level of comfort with the Company’s exposure to the United States cannabis market.” With reference to the disclosure in the second paragraph on page 27, it is unclear whether the new class of securities is designed to reduce legal risks to shareholders.

Response: The Company advises the Staff that, as a result of the novelty of the structure associated with Canopy USA and the fact that compliance with Applicable Federal Law by its nature necessitates interpretations of Applicable Federal Law that may differ between legal counsel and/or regulators, it was important for the Company to give all shareholders the opportunity to self-assess their level of comfort with the Company’s strategy. The Company has revised the disclosure on page i in response to the Staff’s comment.

3.

Please revise the third paragraph of the Overview to explain why it is prudent to provide institutional shareholders, such as Constellation, with the option to convert their Shares into Exchangeable Shares. With reference to your response to prior comment 26, please identify the “regulatory compliance” sought by Constellation and the “regulatory reasons” that might force a Canopy shareholder to divest their equity interest in the company. In this regard, it should be clear whether institutional shareholders face different or enhanced risks as compared to retail investors.

Response: The Company has revised the disclosure on pages i and ii in response to the Staff’s comment.

4.

We note your responses to prior comments 6 and 26. Please clarify your disclosure in the third paragraph of the Overview section by explaining, if true, that Nasdaq has stated its objection to your plan to consolidate the financial results of Canopy USA in the event that Canopy USA closes on the acquisition of Wana, Jetty or the Fixed Shares of Acreage because listed companies that consolidate revenues from activities that violate federal law cannot continue to list on Nasdaq. Given that these acquisitions are conditioned on shareholder approval of the Amendment Proposal, highlight that shareholder approval of the Amendment Proposal could facilitate the delisting of your common shares from Nasdaq and describe briefly the negative consequences resulting from such delisting.

Response: The Company has revised the disclosure on page ii in response to the Staff’s comment.

5.

We note references to your “interpretation of U.S. law” in the third and fourth paragraphs of the Overview section of the letter; however, you do not state clearly your interpretation or explain how that interpretation relates to the steps you are taking and the decisions that shareholders will make when voting on the Amendment Proposal and determining whether to convert their common shares to exchangeable shares.

Response: The Company has revised the disclosure on pages i and ii in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 13, 2023

6.

Please revise the disclosure at the bottom of page i and top of page ii to explain briefly the degree of control that Canopy will have over the Canopy USA entity and its US cannabis operations. With reference to your response to prior comment 28 and your disclosure on page 18, please explain that Canopy has power over Canopy USA even though Canopy does not have the ability to direct the business operations or activities of Canopy USA while it holds Non-Voting Shares. Clarify that Canopy USA managers do not have any fiduciary duties to the Canopy shareholders.

Response: The Company has revised the disclosure on pages ii and iii in response to the Staff’s comment.

7.

We re-issue prior comment 4. We note your statements here and elsewhere that this strategy will enable you to realize value in the near term. We further note your disclosure elsewhere that Canopy’s Non-Voting Shares of Canopy USA do not carry voting rights, rights to receive dividends or other rights. Please revise your disclosure here and throughout, where appropriate, to further explain how this strategy will enable you to realize value in the near term. Also, explain how the disclosure is consistent with your disclosure that you will have “no economic interest” in Canopy USA. In your revisions, please also explain whether Canopy USA will have the ability to dividend funds to Canopy while the Non-Voting Share structure is in place, and whether Canopy will have the ability or obligation to provide funds to Canopy USA.

Response: The Company has revised the disclosure on pages iv and 26 in response to the Staff’s comment.

8.

We re-issue prior comment 5. We note your statements here and throughout your document describing the highlights and potential benefits of your strategy. Please clearly clarify throughout whether you believe you can realize the benefits of this strategy while cannabis remains federally illegal in the U.S.

Response: The Company has revised the disclosure on pages iv and 26 in response to the Staff’s comment.

Structure of Canopy USA, page 17

9.	We note your responses to prior comments 19 and 23. Please provide us copies of the Protection Agreement and the Canopy USA Operating Agreement.

Response: The Company is supplementally providing the Staff with these agreements pursuant to the Commission’s Rule 83. (17 CFR 200.83) and has marked the Protection Agreement to reflect the terms the Company expects to redact when that agreement is publicly filed.

Reasons for the Transaction and Recommendation of the Board, page 22

10.

We note your response to prior comment 24. Please revise to present net income (loss). To the extent that gross profit is a non-GAAP measure, please either remove this measure or provide a reconciliation.

U.S. Securities and Exchange Commission

January 13, 2023

Response: The Company has revised the disclosure on page 26 to present net loss. In addition, the Company has revised the disclosure on page 26 to refer to “gross margin”, which is not a non-GAAP financial measure.

Exchangeable Shares, page 24

11.	Please revise to disclose whether the Exchangeable Shares will be certificated and whether holders can sell or transfer them.

Response: The Company has revised the disclosure on page 28 in response to the Staff’s comment.

Cannabis is a controlled substance in the United States..., page 26

12.

Your disclosure indicates that you believe that Canopy “currently” complies with all applicable laws and regulations. Please expand the risk factor disclosure to clarify in the event that Canopy USA acquires the U.S. entities whether you believe (i) Canopy would continue to comply with all applicable laws and regulations and (ii) Canopy USA would comply with all applicable laws and regulations.

Response: The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Risk Factors Relating to the Amendment Proposal, page 26

13.

We note the disclosure on page i explaining that the reorganization provides an “economic and voting barrier” between: (i) Canopy and Canopy USA and (ii) Canopy shareholders and Canopy USA. We also note your reference to a “protective layer” on pages ii and 22. With a view to disclosure, please tell what basis, if any, there is to believe that the economic and voting barriers will reduce legal risk to (i) Canopy and (ii) Canopy holders who elect to convert their common shares into exchangeable shares. In your response, please discuss relevant laws and legal precedent.

Response: The Company advises the Staff that based on the advice of the Company’s legal advisors, the transaction structure, which includes Canopy holding non-voting and non-participating Non-Voting Shares was intended to (i) permit Canopy to remain able to represent that it complies with U.S. federal criminal law, particularly direct or indirect violations of the Controlled Substances Act (collectively, “Applicable Federal Law”); and (ii) ensure that (a) Canopy does not, directly or indirectly, violate Applicable Federal Law; (b) Canopy will not directly violate U.S. federal law as it does not cultivate, distribute, sell, or possess cannabis in the United States; (c) Canopy does not violate indirect federal law (such as aiding and abetting, conspiracy, or Racketeer Influenced and Corrupt Organizations (RICO) Act) because it does not control or profit from companies that cultivate, distribute, sell, or possess cannabis in the United States; and (d) Canopy does not violate anti-money laundering laws because no funds will flow from entities that cultivate, distribute, sell, or possess cannabis in the United States to Canopy. In particular, based on the advice of the Company’s legal advisors, this will not be impacted in the event that Canopy USA acquires Acreage, Wana or Jetty, exercises the Cultiv8 Option or converts the TerrAscend Exchangeable Shares into common shares of TerrAscend if Canopy continues to hold the Non-Voting Shares. As a result of the transaction structure vis-à-vis Canopy USA, Canopy is offering a comparable ownership structure to its shareholders in the event that shareholders believe that Canopy

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January 13, 2023

violates Applicable Federal Law and would prefer to hold non-voting and non-participating Exchangeable Shares. Accordingly, based on the advice of its legal advisors, the Company is of the view that the economic and voting barriers reduces legal risk to Canopy and its shareholders and that shareholders who elect to convert their common shares into Exchangeable Shares are further insulated from any potential legal risk. The Company has revised the disclosure on pages ii, 2, 24 and 25 in response to the Staff’s comment.

General

14.

We note your response to prior comment 26. However, we do not agree with your conclusion that Rule 13e-3 does not apply to the Amendment Proposal. In this regard, both 13e-3(a)(3)(i)(C) and 13e-3(a)(3)(ii)(B) are applicable. Accordingly, please comply with all requirements of Rule 13e-3, including the filing of a Schedule 13E-3. In addition, we note that safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with Rule 13e-3 transactions. Refer to Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise your disclosure on pages 1-2 accordingly.

Response: The Company respectfully submits that Rule 13e-3 is not applicable to the solicitation of votes to create the Exchangeable Shares because, for the reasons set forth below, it does not believe that the creation of the Exchangeable Shares has a reasonable likelihood of causing the Shares to be delisted from Nasdaq.

Representatives of Nasdaq have expressed that the exchange was comfortable with the formation of Canopy USA, the transfer of the Structured U.S. Investments and the holding of Non-Voting Shares and that their concern is solely with respect to the financial consolidation of Canopy USA. Representatives of Nasdaq have also indicated that Nasdaq Rule 5205(c) requires Nasdaq to determine compliance with the listing standards based on a company’s financial statements. The Company disagrees with Nasdaq’s application of Nasdaq Rule 5205(c) since Nasdaq Rule 5205(c) merely refers to a company’s initial listing and continued listing qualifications expressly enumerated in the Nasdaq Rules and does not address the matter of the legality of the revenues reported within a Company’s financial statements.

The Company advises the Staff that based on the advice of the Company’s legal advisors, the transaction structure was intended to (i) permit the Company to remain able to represent that it complies with Applicable Federal Law; and (ii) ensure that (a) the Company does not, directly or indirectly, violate Applicable Federal Law; (b) the Company will not directly violate U.S. federal law as the Company does not cultivate, distribute, sell, or possess cannabis in the United States; (c) the Company does not violate indirect federal law (such as aiding and abetting, conspiracy, or Racketeer Influenced and Corrupt Organizations (RICO) Act) because the Company does not control or profit from companies that cultivate, distribute, sell, or possess cannabis in the United States; and (d) the Company does not violate anti-money laundering laws because no funds will flow from entities that cultivate, distribute, sell, or possess cannabis in the United States to the Company. Accordingly, the Company intends to continue its dialogue with Nasdaq Regulation as it believes that the “qualifications” referenced in Nasdaq Rule 5205(c) cannot refer to a standard that does not exist within the Nasdaq Rules nor, intuitively, can accounting treatment form the basis for a conclusion with respect to compliance with laws.

U.S. Securities and Exchange Commission

January 13, 2023

The Company is hopeful that another exchange will seek to determine the Company’s compliance with its listing requirements on the basis of applicable laws. In the event that neither Nasdaq nor another exchange is comfortable with financial consolidation of Canopy USA and Nasdaq initiates a delisting process, the Company intends to vigorously appeal such a decision.

The Company advises the Staff that in the event that financial consolidation of Canopy USA is not acceptable to either Nasdaq or another exchange, the Company intends to amend the structure of its interest in Canopy USA and the terms of the Protection Agreement and the Canopy USA limited liability operating agreement such that the Company would not be required to consolidate the financial results of Canopy USA into its financial statements. Accordingly, the Company does not believe there is any circumstance in which the Amendment Proposal will result in a delisting from Nasdaq unless there is a concurrent listing on another exchange and therefore Rule 13e-3 should not apply to the Amendment Proposal.

15.

We note your response to prior comment 29. However, we do not agree that Item 13 and Item 14 information with respect to the Wana and Jetty acquisitions is inapplicable to these circumstances. Please note that the situation described in Note A of Schedule 14A is presented as an example only; it is not intended to limit the extent to which Note A may apply. In this regard, Note A’s application is not limited to circumstances where the approval is required to consummate the acquisition. Rather, it applies when the matter to be acted on involves other matters with respect to which information is called for by other items in Schedule 14A. Here, your disclosure indicates that shareholder approval of the Amendment Proposal is expected to enable Canopy USA to acquire Jetty and Wana, which directly implicates Item 13 and Item 14. Accordingly, please revise to provide all information required by Item 13 and Item 14 of Schedule 14A for these acquisitions.

Response: The Company acknowledges the Staff’s position that Note A of Schedule 14A is applicable to the Amendment Proposal and Canopy USA’s contemplated acquisitions of Wana and Jetty. However, as noted in the Company’s response to prior Comment 27 in its letter to the Staff dated December 12, 2022, after conducting each of the “investment test,” the “asset test” and the “income test” under Rule 3-05 of Regulation S-X, the Company determined that Wana is significant at only 17.6% and Jetty is only significant at 5.19%. In this regard, we note that Instruction 1 of Item 13 of Schedule 14A states: “Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” The Company respectfully submits that, in light of the limited significance of each of the Wana and Jetty and the fact that most of the consideration for these acquisitions has already been paid by the Company in connection with its acquisition of the options to acquire Wana and Jetty, the information required by paragraph (a) Item 13 is not material for the exercise of prudent judgment in connection with the Amendment Proposal.

With respect to Item 14 of Schedule 14A, the consideration paid to shareholders of Wana and Jetty consists wholly of securities exempt from registration under the Securities Act and/or cash. Accordingly, Instruction 3 to Schedule 14A is applicable and states that information about the acquiring company (Canopy in this case) “need not be provided if only the security holders of the acquiring company are voting, unless the information is material to an informed voting decision.” We respectfully submit that Canopy’s shareholders are not voting on the acquisitions of either Wana or Jetty and those acquisitions will be completed at some point, it is merely a question of when. Furthermore, as noted above, most of

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the consideration for those acquisitions has already been paid and, in the aggregate, a significant portion of the consideration that remains to be paid in connection with those acquisitions is tied to deferred payments that are time-based and not related to the completion of the acquisitions. Accordingly, we respectfully submit information relating to Canopy is not material to an informed voting decision. With respect to the requirement of Items 14(b)(7) and 14(b)(11) of Schedule 14A, we respectfully submit that, in light of the limited significance of each of the Wana and Jetty acquisitions and the fact that most of the consideration for these acquisitions has already been paid, this information is not material to investors.

As you are aware, Item (c)(2) of Schedule 14A directs issuers to furnish the information required by Part C (Information with Respect to the Company Being Acquired) of Form S-4. For the reasons stated above with respect to the limited significance of the Wana and Jetty acquisitions and the fact that most of the consideration for these acquisitions has already been paid, we respectfully submit the information required by Part C of Form S-4 is not material to investors.

With respect to the information required by Item 14(b) of Schedule 14A, the Company respectfully submits that this information has either already been provided with respect to the Amendment Proposal or is not material to an investor in light of the fact that most of the consideration for these acquisitions has already been paid. However, the Company has provided a Summary Term Sheet beginning on page 1.

16.	Please provide us with your detailed legal analysis why the offer and sale of the Exchangeable Shares are not required to be registered under the Securities Act.

Response: The Securities Act defines an “offer” and “sale” as follows:

The term “sale” or “sell” shall include every contract of sale or disposition of a security or interest in a security, for value. The term “offer to sell,” “offer for sale,” or “offer” shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.

We respectfully submit that there is no disposition for value here and, accordingly, no offer or sale. Holders of Shares are being provided with the right to convert their Shares into Exchangeable Shares. While the holders of Shares will have to give up Shares to receive Exchangeable Shares, they can, at any time, exchange their Exchangeable Shares back for Shares. Thus, we do not believe, as a matter of fact, there is a disposition of value, as holders of Shares that convert into Exchangeable Shares always can get their Shares back.

However, assuming there is a disposition for value, both the conversion of Shares into Exchangeable Shares (the “Conversion”) and the exchange of Exchangeable Shares into Shares (the “Exchange”) are exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act (“Section 3(a)(9)”). Section 3(a)(9) exempts exchanges of securities from the registration requirements of the Securities Act as follows: “Except with respect to a security exchanged in a case under Title 11 of the United States Code, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange”.

U.S. Securities and Exchange Commission

January 13, 2023

Both the Conversion and the Exchange are exchanges by the issuer with its existing security holders and, in each case, no commission or other remuneration will be paid directly or indirectly for soliciting such exchange. Accordingly, both the Conversion and the Exchange are exempt from the registration provisions of the Securities Act.

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If you have any questions concerning Amendment No. 2 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely,

Yariv C. Katz

of PAUL HASTINGS LLP

cc :	David Klein, Chief Executive Officer, Canopy Growth Corporation

Keith D. Pisani, Esq., Paul Hastings LLP

KPMG LLP

Jonathan Sherman, Cassels Brock & Blackwell LLP